Indosat Announces Guidance for Fiscal Year 2009

Jakarta, March 30, 2009 – PT Indosat Tbk (“Indosat”) (IDX: ISAT / NYSE: IIT), a leading telecommunication and information service provider in Indonesia, today provided guidance for the financial year 2009.

Indosat is aiming to commit US$600 million towards the development of fixed assets in all three lines of business, namely cellular, fixed data and fixed voice. In the light of current market volatility, guidance has been limited to the most conservative estimate, in line with the Company’s prudent approach.

Nonetheless, the Company has built in additional flexibility to allocate further amounts for capital expenditure, allowing management room to calibrate its response to further adjustments that may occur in business conditions.

Said Indosat President Director Johnny Swandi Sjam: “The outlook for 2009 remains uncertain not only for us but for the industry as a whole, and for the wider economy. However, we remain cautiously optimistic that Indosat is well-equipped to rise to any challenges, given our strength in the market place and the strong branding we have achieved in Indonesia. We will continue to strike a sound and strategic balance between financial prudence and making the necessary investments to grow the business sensibly. Guided by these principles, we hope to deliver on our commitment to providing the best services to our customers, and the best value to our shareholders.”

About Indosat

Indosat Tbk is a leading telecommunication and information service provider in Indonesia that provides cellular services (Mentari, Matrix and IM3), fixed telecommunication services or fixed voice (IDD 001, IDD 008 and FlatCall 01016, fixed wireless service StarOne and I-Phone). Indosat also provides Multimedia, Internet & Data Communication Services (MIDI) through its subsidiary company, Indosat Mega Media (IM2) and Lintasarta. Indosat is also the pioneer in providing postpaid and prepaid 3.5G cellular services using HSDPA technology. Indosat's shares are listed in the Indonesia Stock Exchange (IDX: ISAT) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:IIT).

For further information please contact:

Corporate Secretary

Tel: 62-21-3869614

Fax: 62-21-3804045

Investor Relations

Tel: 62-21-3869615

Fax: 62-21-3804045

Email: investor@indosat.com

Website: www.indosat.com

Disclaimer:

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.